Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488



ANGLO IRISH BANK

BEST AVAILABLE COPY

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

SUPPL



19 October 2004

BD/AH

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791)
12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

p.p. **Bernard Daly**

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

Encls

STOCK EXCHANGE



DATE	ANNOUNCEMENT
22 September 2004	Announcement of Chief Executive Designate appointment David Drumm.
6 October 2004	Paragraph 16.4 Notification – David Drumm
12 October 2004	Announcement of Non- Executive Director appointment Lar Bradshaw.

COMPANIES REGISTRATION OFFICE

DATE FILED	DESCRIPTION OF DOCUMENT
23 September 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 12,350 new ordinary shares – Dated 10/09/2004
23 September 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 108,106 new ordinary shares – Dated 01/09/2004
28 September 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 60,223 new ordinary shares – Dated 7/07/2004
7 October 2004	Statutory Form B10 – Appointment of Director David Drumm – Dated 22 September 2004


ANGLO
IRISH
BANK

Anglo Irish Bank Appoints Chief Executive Designate

The Board of Anglo Irish Bank has today (Wednesday 22nd September 2004) appointed Mr David Drumm as Chief Executive Designate. Mr Drumm will succeed the current Chief Executive, Sean FitzPatrick, in January 2005 on his retirement from the position. Mr Drumm is Head of Banking, Dublin and the USA.

"We are delighted to announce that David will lead the Bank over the coming years and look forward to continued strong performance under his stewardship," said Peter Murray, Chairman, Anglo Irish Bank. *"He was chosen from a high calibre field and he brings a depth of experience, a great feel for the culture of the Bank and strong leadership skills to the job."*

David Drumm (37) is a member of both the Strategic Management Board and the Executive Management Board at the Bank. A Chartered Accountant, he joined the Bank in 1993 after a number of years in the venture capital industry.

He worked initially in the Banking Division in Dublin before moving to the United States in 1998 to establish what is now the US Banking Division, based in Boston, Massachusetts.

He returned to Ireland in July 2003 to assume his current position as Divisional Director and Head of Banking for both the Dublin and US Banking Divisions, which contribute nearly half of total Group profits.

As Chief Executive Designate, Mr Drumm will be co-opted to the Board as an Executive Director with immediate effect.

- ENDS -

For reference:
Mr Peter Murray
Chairman
Anglo Irish Bank
+353 1 616 2003

6 October 2004

Company Announcements Office,
London Stock Exchange
10 Paternoster Square
London EC4M 7LS
UK

Re: David Drumm – Paragraph 16.4 Notification
AVS No: 218111

Dear Sir,

In compliance with paragraph 16.4 of the Listing Rules, I now confirm the following information in relation to Mr. David Drumm who was appointed to the Board of Directors of the Bank on 22 September 2004. The information which follows is in addition to that already disclosed to the Stock Exchange on 22 September 2004.

In relation to paragraph 16.4 (a):

A list of the Past Directorships of Mr. David Drumm is attached.

In relation to paragraph 16.4 (b) [the details required by paragraph 6.F.2 (b) to (g)]:

There are no further details under paragraph 6.F.2 (b) to (g) to be disclosed in respect of Mr. David Drumm.

Yours faithfully,
ANGLO IRISH BANK

B. Daly
Group Secretary

LIST OF DIRECTORSHIPS - DAVID DRUMM

Number	Company Name	Place of Incorporation	Appointed	Resigned
227151	Arapa Limited	Ireland	08/05/1995	11/07/1997
183405	Landmark Homes Limited	Ireland	20/05/1999	26/05/2004





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Directorships for
→ **DAVID DRUMM(07-Nov-1966),20 ABINGTON**

Number	Name	Status	Type	From	To
227151	ARAPA LIMITED	LIQUIDATION	D	08-May-1995	01-Jan-1902
183405	LANDMARK HOMES LIMITED	NORMAL	D	20-May-1999	26-May-2004

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FEE PAID IN FULL
DOC SEQ. No.
DEL.
16 SEP 1997
REGD.
COMPANIES REGISTRATION OFFICE

PRE-CKD.

Notice of change of directors or secretaries or in their particulars

Section 195, Companies Act, 1963

Section 51, Companies Act, 1990

Company Number 227151

B10

S. 195 of the Companies Act 1963, as amended by S. 51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Please complete using black block capitals or typewriting.

Company name *in full*

Arapa Limited

gives notice of the following change(s) *note one*

the resignation of David Drumm as a director of the Company.

Date change(s) take(s) effect Day 11 Month 07 Year 97

Note one
Give details of change(s) and specify date. Only changes which occur on the same date may be registered by this notification. Otherwise, separate notifications should be made. If a new director or secretary has been appointed complete the next section.

Particulars of new director (including shadow director)/ secretary *note two*

Surname *note three* | Forename *note three*

Former surname *note five* | Former forename *note five*

Business Occupation *note four* | Date of Birth *note four* Day Month Year

Home address *note three* | Nationality *note four*

Other directorships *note six* | Registered at *note seven* | Company number

Note two
Delete as appropriate. Where particulars of directors are included by virtue of section 195(9) the directors consent need not be completed

Note three
Insert full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal address of the firm alone may be given.

Note four
Applicable to directors only

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature | Date

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature] Date 11/7/97

Name *Block letters please* Derek Drumm

Presenter's Name
O'Donnell Sweeney Solicitors

Address
15/16 Fitzwilliam Place, Dublin 2.

Telephone Number 01-6625222

Reference SG/COR/6113.1

ANGLO IRISH BANK APPOINTS NEW NON-EXECUTIVE DIRECTOR

Anglo Irish Bank Corporation plc today (Tuesday, 12 October 2004) announces the appointment of Mr. Lar Bradshaw to the Board of the Bank as a Non-Executive Director.

Mr. Bradshaw (44) has spent twenty years in Management Consulting with McKinsey - Worldwide. He is a Director of McKinsey Inc. and has been Managing Director of McKinsey Ireland since its inception in 1995. He holds a Masters in Business Administration Degree from IMD in Switzerland and has been Chairman of the Dublin Docklands Authority since 1997.

Commenting on the appointment, Peter Murray, Chairman of Anglo Irish Bank said, *"We are delighted that an individual of Lar Bradshaw's calibre and expertise has joined the Board of Anglo Irish Bank. We are confident that he will play an important role and contribute greatly to the future growth and strategic direction of the Bank."*

-ends-

12 October 2004

For further information please contact:

Bernard Daly (Group Secretary)
Anglo Irish Bank Corporation plc
Tel: +353 1 616 2506

Billy Murphy
Drury Communications
Tel: +353 1 260 5000

AVS No. 314375

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 10/09/2004

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
See continuation Sheet	Ordinary €0.32	12,350

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference bd/cj



co.form

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
12,350	Ordinary	0.32	3.08	38,152.49

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 38,152.49

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Approved SAYE Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature B Daly

Date 23/09/04.

Name *Block letters please*

Bernard Daly



Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 10/09/2004
notes one and two

or made from ____________ to ____________



E — Value of assets contributed or to be contributed		F — Nominal value of shares allotted	
1. Total from Section C	€ 38,152.49	1. Amount/ Denomination	
2. Total from Section D	€ 0.00	2. Conversion Rate	
3. Total 1 + 2 above	€ 38,152.49	3. Amount in €	€
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 38,152.49		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3: € 38,152.49

Stamp Duty at € 1.27 per € 127.00 or part thereof: € 381.52

Interest for 0 months *note five*: € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD): € 381.52

\+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee): € 393.52

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

Forenames	Surname	ExercisedShares	Address1	Address2	Address3	Postcode
KATHERINE SUSAN	BEDFORD	4425	8 POOLE ROAD	HORNCHURCH		RM11 3AS
TRACY EMMA	BLOWERS	1475	45 KELVIN COURT	GLASGOW		G12 0AE
CLARE HELEN	JARDINE	2765	88 POWERS HALL ROAD	WITHAM		CM8 1LS
JAMES FRANCIS	MCHUGH	921	23 VERNON ROAD	LONDON		E11 4QT
BRIAN	QUINN	1843	FLAT 31, OCTAVIA HOUSE	MEDWAY STREET	LONDON	SW1P 2TA
LOUISE	STAFFORD	921	31 MANOR ROAD	MIDDLETON	MANCHESTER	M24 1LJ
		12350				

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Note One
The period between the first and last dates should not exceed one month.

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Date of allotment(s) made on 01/09/2004
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
See Continuation Sheet	Ordinary €0.32	108,106

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH


coform

B

Consideration for allotment(s) consist of ***(✓ as appropriate)***

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
108,106	Ordinary	0.32	3.09	334,273.35

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 334,273.35

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Approved SAYE Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature B Daly

Date 23/09/04

Name *Block letters please*

Bernard Daly

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 01/09/2004
notes one and two

or made from ______ to ______

E Value of assets contributed or to be contributed		**F** Nominal value of shares allotted	
1. Total from Section C	€ 334,273.35		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 334,273.35	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 334,273.35		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 3,342.73

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 3,342.73

+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 3,354.73

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.


coform

Forenames	Surname	ExercisedShares	Address1	Address2	Address3	Postcode
NEIL ROBERT	ADAIR	3226	53 FORT ROAD	BELFAST		BT8 8LX
STUART ALAN	ANTHONY	1843	FLAT C	13 COMPTON ROAD	LONDON	N1 2PA
LEONIE CASSANDRA	BERMAN	2765	FLAT 3, CEDAR COURT	THE DRIVE	LONDON	N3 1AE
GARETH WILSON	BIGGS	460	GROUND FLOOR FLAT	5 PELHAM ROAD	LONDON	SW19 1SU
MICHAEL JAMES	BROWN	737	27 IRWIN DRIVE	BELFAST		BT4 3AR
COLUM	CAMPION	4609	FLAT 31, OCTAVIA HOUSE	MEDWAY STREET	LONDON	SW1P 2TA
CATHERINE SARAH	CONNOLLY	921	60 MEADOWVALE CRESCENT	BANGOR		BT19 1HX
CARYANN	COOK	1843	119 WHITEHILLS ROAD	LOUGHTON		IG10 1TU
SUZIE	CRUESS-CALLGHAN	4609	5C PRINCE OF WALES DRIVE	LONDON		SW11 4SB
JULIAN LANDER	CURTIN	921	27B FALMER ROAD	WALTHAMSTOW	LONDON	E17 3BH
LIVIA	DENIS	4609	24 BROCKWELL PARK GARDENS	HERNE HILL	LONDON	SE24 9BL
FEARGHAL CHRISTOPHER	EASTWOOD	4609	130 BANGOR ROAD	HOLYWOOD		BT18 0ES
EDWARD CHARLES	FOGG	1106	5 ASHWELLS MEADOW	EARLS COLNE	COLCHESTER	CO6 2RF
KIRSTY ELLEN	FREEMAN	921	10 WHITEHAVEN CLOSE	BROMLEY		BR2 0YA
VINCE	GALLIVAN	1843	65 MARINE PARADE	LEIGH-ON-SEA		SS9 2NQ
LISA GRAY	GILKES	1843	22 WALHOUSE DRIVE	PENKRIDGE	STAFFORD	ST19 5SP
MARY	HAMILTON	1843	9 SHARON COURT	18 HADLOW ROAD	SIDCUP	DA14 4AE
HELEN CLAIRE	HARDMAN	1843	15 LANGHOLME WAY	HEYWOOD		OL10 3NR
LEEANN MICHELLE	HARTFIELD	921	29 TEMPLE AVENUE	CROYDON		CR0 8QE
ALAN SCOTT	HILTON	2212	27 ST. MARKS CRESCENT	GREAT SUTTON	ELLESMERE PORT	CH66 2XD
KIM SUSAN	HOBSON	3687	34 TOWNSON AVENUE	NORTHOLT		UB5 6PP
CHRISTOPHER IAN	HURST	4609	16 SUMMERHILL ROAD	DARTFORD		DA1 2LP
AISLING	KANE	4609	49 PEAKS HILL	PURLEY		CR8 3JJ
ANNA AGNIESZKA	KHAN	2765	6 WESTBRIDGE CLOSE	LONDON		W12 9QN
TARA	LAVELLE	921	FLAT 9	149 COMMON ROAD	SUTTON	SM1 3HP
NOREEN	MCBREARTY	1843	12 BANNOCKBURN ROAD	PLUMSTEAD	LONDON	SE18 1ES
STEPHEN PAUL	MERRITT	1843	55 HARTSWOOD ROAD	WARLEY	BRENTWOOD	CM14 5AG
HELEN	MIDDLETON	460	FLAT 59, THE ROTUNDA	YEW TREE GARDENS	ROMFORD	RM7 9RA
ALEC HOWARD LEWIS	MITCHELL	4609	CEDARHURST	11 SERVIDEN DRIVE	BROMLEY	BR1 2UB
MARY EDEL	MOONEY	2765	42 WESTBOURNE COURT	ORSETT TERRACE	LONDON	W2 6JT
PAULA	NISSIPHOROU	3687	84 GOSBERTON ROAD	LONDON		SW12 8LQ
RACHEL	QUAID	1843	57 CARLTON AVENUE WEST	WEMBLEY		HA0 3RD
DAVID ROBERT	RAINE	921	3 FRESH COURT	GLOSSOP		SK13 6XZ
GEMA FAYE	RIDLEY	2765	31 KARINA CLOSE	CHIGWELL		IG7 4EN
SAMANTHA JANE	ROBERTS	1843	18 COLVIN GARDENS	LONDON		E11 2DD
SUSANNAH MAXIE	ROSE	921	15 LULWORTH AVENUE	GOFFS OAK	WALTHAM CROSS	EN7 5LA
SIMON ANDREW COMBER	SEGUSS	921	15 QUEEN STREET	CROYDON		CR0 1SY
AJAY	SHARMA	921	1 LOCKSIDE COURT	BELFAST		BT9 5GQ
IAN MICHAEL	SHORT	4609	BROADWAY VILA	56 WALLINGFORD STREET	WANTAGE	OX12 8AU
DAVID JOHN	SMITH	1843	15 ACACIA DRIVE	MELBOURNE	DERBY	DE73 1LT
WILLIAM ROBERT CHARLES	TILBURY	2765	FLAT 3	149 UPPER RICHMOND ROAD	LONDON	SW15 2TX
KEITH	TOWNSEND	1843	5 HAZEL CLOSE	GREAT GLEN	LEICESTER	LE8 9EX
LESLEY D	WALKER	3687	27 ABBEYDALE DRIVE	NEWTOWNARDS		BT23 8RU
ROSEMARY ANNE	WALLER	3687	39 CROWN ACRES	EAST PECKHAM	TONBRIDGE	TN12 5HA
JOANNE	WHITEHOUSE	553	5 MAIN ROAD	MIDDLETON CHENEY	BANBURY	OX17 2ND
NELUMANI SUMUDU	WIJERATNE	553	3 DOWNSHALL AVENUE	ILFORD		IG3 8NB
SASHA	WILLIAMS	1106	11 MOUNTJOY CLOSE	ABBEYWOOD	LONDON	SE2 9XS
PAUL	WRIGHT	1843	8 ROSEWAY	LONDON		SE21 7JT
		108106				

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5
(Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Note One
The period between the first and last dates should not exceed one month.

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2



Date of allotment(s) *notes one and two*

made on 20/09/2004

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
David Paul Woodcote, Deanland Road, Balcombe West Sussex, RH17 6LT	Ordinary €0.32	9,000
Victor Swanton Auckland Cottage, Hopgarden Lane Seven Oaks, Kent, TN13 1PU	Ordinary €0.32	20,000
Neil Adair 53 Fort Road, Ballylesson, Belfast, BT8 8LX	Ordinary €0.32	31,223

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH


coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
9,000	Ordinary	0.32	2.34	21,060.00
51,223	Ordinary	0.32	2.36	120,886.28

Denomination Euro

Conversion rate, if any

Total value of consideration € 141,946.28

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares issued on Exercise of Share Options

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature B Daly

Date 28/09/04.

Name *Block letters please*

Bernard Daly

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 20/09/2004
notes one and two

or made from ______________ to ______________

E Value of assets contributed or to be contributed		**F** Nominal value of shares allotted	
1. Total from Section C	€ 141,946.28		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 141,946.28	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 141,946.28		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

	€ 141,946.28
Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 1,419.46
Interest for 0 months *note five*	€ 0.00
Total Due (CCD)	€ 1,419.46
+ € ~~12.70~~ 12.70 Companies Office Registration Fee	
Total Due (CCD + Reg. Fee)	€ 1,431.46

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.


coform

Presenter:
ANGLO IRISH BANK CORPORATION [illegible]
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ailbhe Horgan
(01) 6162561

B10 Submission id: 4006536
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Send To:
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Bernard Daly

Bernard Daly
Signature

6/10/2004
Date

Please ensure that the consent page is signed and attached to this signature page.

Legal references:

Collective Citation:
Companies Acts, 1963 to 2003

Attachments: Nil

Ref.: 04AC 08EE 8429 3816 E574 26C2 9707 C74E

Presenter:
ANGLO IRISH BANK CORPORATION PUBLIC
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ailbhe Horgan
(01) 6162561

B10 Submission id: 4006536
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK
CORPORATION PUBLIC LIMITED COMPANY

Send To:
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Consent Page

I hereby consent to act as director/secretary of : ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Signature of David Kenneth Drumm

Date 6/10/2004


COMPANIES REGISTRATION OFFICE

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 22 September 2004

Company details

Company number 22045
Company name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event Commencement of relationship
Type of relationship Directorship

Particulars of director / secretary (1)

1 Commencement of relationship Directorship

Type of entity Irish resident individual

Individual details

Surname Drumm
Forename David Kenneth
Nationality IRELAND
Date of birth 7 November 1966
Business occupation Executive Director
Address 20 Abington
Malahide
County Dublin

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

Type of Signature Signature as Secretary
Type of entity Irish resident individual

Individual details

Surname Daly
Forename Bernard


COMPANIES REGISTRATION OFFICE

Particulars of the presenter

Reference

Reference Number	BD/CJ/AH

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	ailbhehorgan@angloirishbank.ie
Telephone number	(01) 6162561
Fax number	(01) 6162410

Legal references

Collective Citation:
Companies Acts, 1963 to 2003

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51